

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2020

Andrew Sassine
Chief Financial Officer
ARCTURUS THERAPEUTICS HOLDINGS INC.
10628 Science Center Drive, Suite 250
San Diego, CA 92121

Re: ARCTURUS THERAPEUTICS HOLDINGS INC.
Form 10-Q
Exhibit Nos. 10.16, 10.20 and 10.25
Filed November 8, 2019
File No. 001-38942

Dear Mr. Sassine:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance